Exhibit 99.3

August 5, 2016

To:

British Columbia Securities Commission;

Alberta Securities Commission;

Financial and Consumer Affairs Authority of

Saskatchewan;

The Manitoba Securities Commission;

Ontario Securities Commission;

Autorité des marchés financiers (Québec);

Financial and Consumer Services Commission (New Brunswick);

Nova Scotia Securities Commission;

Office of the Superintendent of Securities, Service Newfoundland & Labrador; and

Office of the Superintendent of Securities (Prince Edward Island);

We have read the statements made by ARC Resources Ltd. in the attached copy of change of auditor notice dated August 2, 2016, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated August 2, 2016.

Yours very truly,

Chartered Professional Accountants

PricewaterhouseCoopers LLP Suncor Energy Centre, 111 5th Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3 T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca